October 17, 2014

Robert S. Littlepage, Accountant Branch Chief - Division of Corporation Finance Larry Spirgel, Assistant Director - Division of Corporation Finance
U.S. Securities and Exchange Commission
100 First Street, N.E.
Washington, D.C. 20549

RE:           CAPSTONE COMPANIES, INC. RESPONSE TO SEC STAFF LETTER, DATED October 10, 2014
FORM 10-K for the Fiscal Year Ended December 31, 2013
File No. 000-28831
Filed March 27, 2014
BY EDGAR AND FIRST CLASS MAIL, POSTAGE PREPAID

Sir:

Thank you for your letter of October 10, 2014 ("Letter"). In response to the Letter, Capstone Companies, Inc. ("Company") responds as follows:

A. U.S. SECURITIES AND EXCHANGE COMMISSION ("COMMISSION" or "SEC") STAFF COMMENT:

FORM 10-K for the Year Ended December 31, 2013

Exhibit 32.1 and 32.2

1.	Please revise and provide a Section 906 certification on your Form 10-Kfor the fiscal year ended December 31, 2013.

B. COMPANY RESPONSE TO SEC STAFF COMMENT ABOVE:

The Company will file by EDGAR an Amendment Number 1to the Form 10-K for the fiscal year ended December 31, 2013, via EDGAR that provides the requested Section 906 certifications as Exhibit 32.1 and 32.2 to the Annual Report on the Form 10-K for the fiscal year ended December 31, 2013, and shall do so prior to October 17, 2014. The Amendment Number 1 is attached hereto for your convenience. The Company has corrected the typographical errors in the original filings of Exhibits 32.1 and 32.2.
Further, the Company and its management each agrees, understands and acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing, being the Annual Report on Form 10-K for the fiscal year ended December 31, 2013 ("filing"); and
2.	SEC Staff Comments or changes to disclosure in response to SEC Staff Comments do not foreclose the Commission from taking any action with respect to the filing; and
3.	The Company may not assert SEC Staff Comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further comments to the undersigned at the above address or contact numbers. Sincerely,

/s/ Gerry McClinton
Gerry McClinton, Chief Financial Officer

ATTCH: Form 10K/A#l

Capstone Companies, Inc.
350 Jim Moran Blvd. Suite 120 Deerfield Beach, FL 33442

Ph: (954)252-3440  I Fax: (954)252 -3442  I  Email: info@capstonecompaniesinc.com www.capstonecompaniesinc.com